September 24, 2010
File No. __________

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of:

TIAA-CREF FUNDS
on behalf of its series:
LIFECYCLE 2010 FUND
LIFECYCLE 2015 FUND
LIFECYCLE 2020 FUND
LIFECYCLE 2025 FUND
LIFECYCLE 2030 FUND
LIFECYCLE 2035 FUND
LIFECYCLE 2040 FUND
LIFECYCLE 2045 FUND
LIFECYCLE 2050 FUND
LIFECYCLE RETIREMENT INCOME FUND
LIFECYCLE INDEX 2010 FUND
LIFECYCLE INDEX 2015 FUND
LIFECYCLE INDEX 2020 FUND
LIFECYCLE INDEX 2025 FUND
LIFECYCLE INDEX 2030 FUND
LIFECYCLE INDEX 2035 FUND
LIFECYCLE INDEX 2040 FUND
LIFECYCLE INDEX 2045 FUND
LIFECYCLE INDEX 2050 FUND
LIFECYCLE INDEX RETIREMENT INCOME FUND
MANAGED ALLOCATION FUND
BOND FUND
BOND INDEX FUND
BOND PLUS FUND
EMERGING MARKETS EQUITY FUND
EMERGING MARKETS EQUITY INDEX FUND
ENHANCED INTERNATIONAL EQUITY INDEX FUND
ENHANCED LARGE-CAP GROWTH INDEX FUND
ENHANCED LARGE-CAP VALUE INDEX FUND
EQUITY INDEX FUND
GROWTH & INCOME FUND
HIGH-YIELD FUND
INFLATION-LINKED BOND FUND
INTERNATIONAL EQUITY FUND
INTERNATIONAL EQUITY INDEX FUND
LARGE-CAP GROWTH FUND
LARGE-CAP VALUE FUND
MID-CAP GROWTH FUND

MID-CAP VALUE FUND
MONEY MARKET FUND
REAL ESTATE SECURITIES FUND
SHORT-TERM BOND FUND
SMALL-CAP EQUITY FUND

TEACHERS ADVISORS, INC.

TEACHERS PERSONAL INVESTORS SERVICES, INC.

APPLICATION PURSUANT TO SECTION 17(d) OF, AND RULE 17d-1 UNDER, THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, FOR AN ORDER PERMITTING THE PROPOSED TRANSACTIONS

Written or oral communications regarding this Application should be addressed to:

Stewart P. Greene, Esq.
TIAA-CREF
730 Third Avenue
New York, New York 10017-3206
(212) 490-9000

-with copies to-

Jeffrey S. Puretz, Esq.
Dechert LLP
1775 I Street, N.W.
Washington, D.C. 20006-2401
(202) 261-3358

This Application (including Exhibits) consists of 29 pages.

The Exhibit Index is on pages 20-21.

Page 2 of 29 Sequentially Numbered Pages

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:	)	APPLICATION PURSUANT TO SECTION 17(d) OF, AND RULE 17d-1 UNDER, THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, FOR AN ORDER PERMITTING THE PROPOSED TRANSACTIONS FILE NO. __________
)
TIAA-CREF FUNDS	)
on behalf of its series:	)
LIFECYCLE 2010 FUND	)
LIFECYCLE 2015 FUND	)
LIFECYCLE 2020 FUND	)
LIFECYCLE 2025 FUND	)
LIFECYCLE 2030 FUND	)
LIFECYCLE 2035 FUND	)
LIFECYCLE 2040 FUND	)
LIFECYCLE 2045 FUND	)
LIFECYCLE 2050 FUND	)
LIFECYCLE RETIREMENT INCOME FUND	)
LIFECYCLE INDEX 2010 FUND	)
LIFECYCLE INDEX 2015 FUND	)
LIFECYCLE INDEX 2020 FUND	)
LIFECYCLE INDEX 2025 FUND	)
LIFECYCLE INDEX 2030 FUND	)
LIFECYCLE INDEX 2035 FUND	)
LIFECYCLE INDEX 2040 FUND	)
LIFECYCLE INDEX 2045 FUND	)
LIFECYCLE INDEX 2050 FUND	)
LIFECYCLE INDEX RETIREMENT INCOME FUND	)
MANAGED ALLOCATION FUND	)
BOND FUND	)
BOND INDEX FUND	)
BOND PLUS FUND	)
EMERGING MARKETS EQUITY FUND	)
EMERGING MARKETS EQUITY INDEX FUND	)
ENHANCED INTERNATIONAL EQUITY INDEX FUND	)
ENHANCED LARGE-CAP GROWTH INDEX FUND	)
ENHANCED LARGE-CAP VALUE INDEX FUND	)
EQUITY INDEX FUND	)
GROWTH & INCOME FUND	)
HIGH-YIELD FUND	)
INFLATION-LINKED BOND FUND	)
INTERNATIONAL EQUITY FUND	)
INTERNATIONAL EQUITY INDEX FUND	)
LARGE-CAP GROWTH FUND	)
LARGE-CAP VALUE FUND	)
MID-CAP GROWTH FUND	)

Page 3 of 29 Sequentially Numbered Pages

MID-CAP VALUE FUND	)
MONEY MARKET FUND	)
REAL ESTATE SECURITIES FUND	)
SHORT-TERM BOND FUND	)
SMALL-CAP EQUITY FUND	)
)
TEACHERS ADVISORS, INC.	)
)
TEACHERS PERSONAL INVESTORS SERVICES, INC.	)
)
730 Third Avenue	)
New York, New York 10017-3206)
)

Page 4 of 29 Sequentially Numbered Pages

          TIAA-CREF FUNDS, on behalf of its series, LIFECYCLE 2010 FUND, LIFECYCLE 2015 FUND, LIFECYCLE 2020 FUND, LIFECYCLE 2025 FUND, LIFECYCLE 2030 FUND, LIFECYCLE 2035 FUND, LIFECYCLE 2040 FUND, LIFECYCLE 2045 FUND, LIFECYCLE 2050 FUND, LIFECYCLE RETIREMENT INCOME FUND, LIFECYCLE INDEX 2010 FUND, LIFECYCLE INDEX 2015 FUND, LIFECYCLE INDEX 2020 FUND, LIFECYCLE INDEX 2025 FUND, LIFECYCLE INDEX 2030 FUND, LIFECYCLE INDEX 2035 FUND, LIFECYCLE INDEX 2040 FUND, LIFECYCLE INDEX 2045 FUND, LIFECYCLE INDEX 2050 FUND, LIFECYCLE INDEX RETIREMENT INCOME FUND, MANAGED ALLOCATION FUND, BOND FUND, BOND INDEX FUND, BOND PLUS FUND, EMERGING MARKETS EQUITY FUND, EMERGING MARKETS EQUITY INDEX FUND, ENHANCED INTERNATIONAL EQUITY INDEX FUND, ENHANCED LARGE-CAP GROWTH INDEX FUND, ENHANCED LARGE-CAP VALUE INDEX FUND, EQUITY INDEX FUND, GROWTH & INCOME FUND, HIGH-YIELD FUND, INFLATION-LINKED BOND FUND, INTERNATIONAL EQUITY FUND, INTERNATIONAL EQUITY INDEX FUND, LARGE-CAP GROWTH FUND, LARGE-CAP VALUE FUND, MID-CAP GROWTH FUND, MID-CAP VALUE FUND, MONEY MARKET FUND, REAL ESTATE SECURITIES FUND, SHORT-TERM BOND FUND, SMALL-CAP EQUITY FUND; TEACHERS ADVISORS, INC. (“Advisors”); TEACHERS PERSONAL INVESTORS SERVICES, INC. (“TPIS”) (collectively, the “Applicants”); and each existing or future registered open-end management investment company or series thereof that is part of the same “group of investment companies” as TIAA-CREF Funds (the “Trust”) under Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended (the “Act”) and (i) is advised by Advisors or any entity controlling, controlled by, or under common control with Advisors, or (ii) for which TPIS or any entity controlling, controlled by, or under common control with TPIS serves as

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principal underwriter (such investment companies or series thereof, collectively with the Trust and its series, the “Funds”)1, hereby apply (the “Application”) for an order under Section 17(d) of and Rule 17d-1 under the Act, to permit the expense sharing arrangements described in this Application.

I.	INTRODUCTION

Top-Tier Funds and Underlying Funds

          The term “Top-Tier Funds” refers to twenty-one series of the Trust: Lifecycle 2010 Fund, Lifecycle 2015 Fund, Lifecycle 2020 Fund, Lifecycle 2025 Fund, Lifecycle 2030 Fund, Lifecycle 2035 Fund, Lifecycle 2040 Fund, Lifecycle 2045 Fund, Lifecycle 2050 Fund, Lifecycle Retirement Income Fund (collectively, the “Lifecycle Funds”), Lifecycle Index 2010 Fund, Lifecycle Index 2015 Fund, Lifecycle Index 2020 Fund, Lifecycle Index 2025 Fund, Lifecycle Index 2030 Fund, Lifecycle Index 2035 Fund, Lifecycle Index 2040 Fund, Lifecycle Index 2045 Fund, Lifecycle Index 2050 Fund, Lifecycle Index Retirement Income Fund (collectively, the “Lifecycle Index Funds”), Managed Allocation Fund, and any other Fund that invests substantially all of its assets in the Underlying Funds (as defined below). To the extent permitted by the Act, by any exemptive rule promulgated thereunder or by any order of exemption issued by the Securities and Exchange Commission (the “Commission”), a Top-Tier Fund may invest in other Funds, Government securities and short-term paper, as well as other securities and financial instruments, including, but not limited to, forwards, futures, options and swaps (collectively, “Other Assets”). No Top-Tier Fund will invest in another Top-Tier Fund.

          The Funds in which a Top-Tier Fund may invest are hereinafter referred to individually as an “Underlying Fund” and collectively as “Underlying Funds.” The Top-Tier Funds will not be Underlying Funds.

[1]

All entities that currently intend to rely on the order have been named as Applicants. Any other entity that relies on the order in the future will comply with the terms and conditions of the Application.

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II.	APPLICANTS

          Advisors is a wholly-owned subsidiary of TIAA-CREF Enterprises, Inc. (“Enterprises”), which in turn is a wholly-owned subsidiary of Teachers Insurance and Annuity Association of America. Advisors, a Delaware corporation, is registered as an investment adviser under the Investment Advisers Act of 1940, as amended. Pursuant to an investment management agreement (“Management Agreement”), Advisors is the investment adviser to the Funds. In addition to investment advisory and management services, Advisors also manages or supervises all aspects of the Funds’ operations, including transfer agency, dividend disbursing, legal, accounting, and administrative and shareholder services. The Management Agreement provides that the Lifecycle Funds, the Lifecycle Index Funds and the Underlying Funds each shall pay a management fee to Advisors; however, Advisors has contractually agreed to waive all of its management fee with respect to the Lifecycle Funds through January 31, 2011, and, with respect to the Lifecycle Index Funds, has contractually agreed to waive a portion (specifically, 0.03% on an annual basis) of its management fee (currently at an annual rate of 0.10% of average daily net assets, so that, after the waiver, the Lifecycle Index Funds pay an advisory fee at an annual rate of 0.07%) through January 31, 2011.2 Advisors does not currently receive a management fee under the Management Agreement for its services provided to Managed Allocation Fund.

          Advisors has also contractually agreed to reimburse the Top-Tier Funds to the extent that total annual fund operating expenses (other than acquired fund fees and expenses and extraordinary expenses) exceed certain amounts (varying from 0.00% to 0.35%, depending on the particular Fund and share class, of the Fund’s average daily net assets, so that expenses over these amounts would be reimbursed). As currently

[2]

There can be no assurances that Advisors will continue to waive its management fee (or portion thereof) with respect to the Lifecycle Funds or Lifecycle Index Funds beyond the above-referenced termination date.

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contemplated, these reimbursement agreements will remain in place until January 31, 2011.3 Advisors currently has also entered into agreements to provide certain expense reimbursement or fee waiver arrangements for all of the Underlying Funds. Advisors is currently reimbursing expenses for some of the Underlying Funds subject to these agreements; for others, expenses are below the level at which reimbursement is contractually required.

          In addition, the Funds have entered into a separate service agreement with Advisors pursuant to which Advisors provides, or arranges for the provision of, administrative services and shareholder services for the Retirement Class of shares, including services associated with making Retirement Class shares available to retirement plans or pension/retirement plan related platforms. For these services, the Retirement Class of shares of each Fund pays a monthly fee to Advisors at an annual rate of 0.25% of average daily net assets. With respect to the Retirement Class of shares of each of the Lifecycle Funds and the Lifecycle Index Funds, TPIS has contractually agreed to waive the fees to be paid pursuant to a Rule 12b-1 Plan of distribution. As currently contemplated, this waiver agreement will remain in place until January 31, 2011.4

          As of May 31, 2010, Advisors, together with its affiliated investment adviser, TIAA-CREF Investment Management, LLC, are advisers to 66 funds, each of which is an open-end management investment company registered with the Commission under the Act or a series thereof, with combined assets under management (including the mutual funds which comprise the Top-Tier Funds and the Underlying Funds, as well as its other affiliates) of approximately $416 billion.

[3]	There can be no assurances that Advisors will continue these expense reimbursement arrangements with respect to the Top-Tier Funds beyond the above-referenced termination date.

[4]

There can be no assurances that TPIS will continue this waiver arrangement with respect to the Retirement Class of shares of each of the Lifecycle Funds and the Lifecycle Index Funds beyond the above-referenced termination date.

Page 8 of 29 Sequentially Numbered Pages

          The Trust is organized as a Delaware statutory trust and is registered under the Act. The Trust currently consists of forty-nine separate series (twenty-one of which currently are Top-Tier Funds and twenty-two of which currently are Underlying Funds). Each series has its own investment objectives and policies.

          TPIS is a Delaware corporation registered as a broker-dealer with the Commission under the Securities Exchange Act of 1934. TPIS is also a member firm of the Financial Industry Regulatory Authority, Inc. TPIS, a wholly-owned subsidiary of Enterprises, serves as the distributor of the Funds’ shares.

          Certain Funds currently offer multiple classes of shares. Fund-level expenses of a Fund are currently borne pro rata by that Fund’s shareholders in accordance with the number of shares owned. Certain other expenses are allocated specifically to an individual class of shares. Included in the class expenses are Rule 12b-1 distribution fees, transfer agency expenses and certain administrative service fees. Federal and state securities registration fees, custody fees and certain operational fees are currently fund level expenses and are not allocated specifically to an individual class of shares.5

          Boston Financial Data Services, Inc. (“BFDS”) serves as the Trust’s transfer and dividend paying agent, pursuant to a transfer agency and service agreement (the “TA Agreement”). BFDS’s responsibilities under the TA Agreement include providing transfer agent services and keeping records in connection with the issuance, transfer and redemption of each class of shares of a Fund. For these services, a Fund currently pays BFDS a fixed fee for each shareholder account.

          In addition to BFDS’s fee described above, the Top-Tier Funds and the Underlying Funds currently reimburse BFDS for certain out-of-pocket expenses incurred by BFDS on behalf of the Funds

[5]

Applicants reserve the right in the future to: (i) not allocate transfer agency expenses and any other expense (not including Rule 12b-1 distribution fees) specifically to an individual class of shares; and (ii) allocate federal and state securities registration fees and any other expense (not including advisory or custodial fees footnote continued on next page

Page 9 of 29 Sequentially Numbered Pages

and for certain discretionary projects and other services undertaken by BFDS on behalf of the Funds. BFDS may also be reimbursed for payments made by BFDS under agreements with third parties that provide omnibus accounting, networking, sub-accounting and other shareholder services.

III.	THE PROPOSED TRANSACTIONS

          The Top-Tier Funds have been designed to satisfy the demand of investors for a simple and cost-effective means of obtaining professional investment allocation of their assets among a diversified group of Funds. Each Top-Tier Fund, pursuant to its investment objective and its policies, is currently expected to invest almost exclusively in the shares of specified Underlying Funds, although a Top-Tier Fund may in the future invest in Other Assets as well as Underlying Funds to the extent permitted by the Act, any exemptive rule promulgated thereunder or an exemptive order issued by the Commission.

          Each Top-Tier Fund currently offers multiple classes of shares in reliance on Rule 18f-3 under the Act. Certain Underlying Funds currently offer multiple classes of shares in reliance on Rule 18f-3 under the Act, while other Underlying Funds currently offer a single class of shares.

          Each Top-Tier Fund invests in Institutional Class shares of the Underlying Funds. Institutional Class shares may generally be purchased only by or through certain intermediaries affiliated with Teachers Insurance and Annuity Association-College Retirement Equities Fund (“TIAA-CREF”) or other non-affiliated persons or intermediaries (such as state-sponsored tuition savings plans or prepaid plans, insurance company separate accounts, or employer-sponsored employee benefit plans) who have entered into a contract or arrangement that enables them to purchase shares of the Funds, or other affiliates of TIAA-CREF or other persons that the Trust may approve from time to time. Institutional Class shares are not subject to sales charges and pay no distribution or shareholder service fees. As a shareholder of the or other expenses related to the management of a Fund’s assets) specifically to an individual class of shares, subject to compliance with the requirements of the Act and rules thereunder.

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Underlying Funds, a Top-Tier Fund will indirectly bear its pro rata share of the management fees charged to, and other expenses incurred by, the Underlying Funds.

          If the order sought hereby is granted, it is currently contemplated that, with the exception of: (i) investment management fees; (ii) Rule 12b-1 distribution fees; and (iii) class-specific administrative service fees, all expenses of the Top-Tier Funds, including both class-based and fund-wide expenses, will be paid in accordance with a special servicing agreement (“Special Servicing Agreement”) between Advisors and the Trust.6 The Special Servicing Agreement will require approval by the Trust’s Board of Trustees (the “Board”) and will be subject to the Applicants’ first obtaining the relief requested hereby. Under the Special Servicing Agreement, an Underlying Fund will bear expenses of a Top-Tier Fund in proportion to the estimated benefit to an Underlying Fund arising from the purchase of its shares by a Top-Tier Fund. The expenses incurred by a Top-Tier Fund that may be reimbursed by an Underlying Fund (“Underlying Fund Payments”) will be less than the financial benefits realized or expected to be realized by an Underlying Fund from the investment in an Underlying Fund by a Top-Tier Fund (“Underlying Fund Benefits”). The Underlying Fund Benefits are expected to result primarily from the incremental increase in assets resulting from investments in the Underlying Funds by the Top-Tier Funds, and the large size of a Top-Tier Fund’s holdings of shares in a shareholder account of an Underlying Fund relative to the average size of the share balances held in other Underlying Fund shareholder accounts. A Top-Tier Fund’s shareholder account in an Underlying Fund will experience fewer shareholder

[6]

The Special Servicing Agreement does not, however, cover non-recurring, extraordinary expenses. Such extraordinary expenses include: any fees and costs of actions, suits or proceedings and any penalties, damages or payments in settlement in connection therewith, which the Top-Tier Funds and/or a Top-Tier Fund may incur directly, or may incur as a result of its legal obligation to provide indemnification to its officers, trustees and agents; any fees and costs of any governmental investigation and any fines or penalties in connection therewith; and any federal, state or local tax, or related interest, penalties or additions to tax, incurred, for example, as a result of the Top-Tier Fund’s failure to distribute all of its earnings, failure to qualify under subchapter M of the Internal Revenue Code, or failure to file in a timely manner any required tax returns or other filings.

Page 11 of 29 Sequentially Numbered Pages

transactions and greater predictability of transaction activity than other shareholder accounts. As a result, the shareholder servicing costs to any Underlying Fund for servicing one account registered to a Top-Tier Fund will be significantly less than the cost to that same Underlying Fund of servicing the same pool of assets contributed by a large group of shareholders owning relatively small accounts in one or more Underlying Funds. In addition, by reducing Top-Tier Fund expenses, the Special Servicing Agreement may lead to increased assets being invested in the Top-Tier Funds, which in turn would lead to increased assets being invested in the Underlying Funds. Further, increased assets could enable the Underlying Funds to control and reduce their expense ratios because their operating expenses will be spread over a larger asset base.

          In estimating the Underlying Fund Benefits from having many Top-Tier Fund investors indirectly invest in an Underlying Fund through a single Top-Tier Fund shareholder account, an Underlying Fund will be deemed to have realized a reduction in transfer agency expenses because fewer shareholder accounts need to be opened than would be the case if investors in a Top-Tier Fund instead invested directly in an Underlying Fund. No Fund will enter into a Special Servicing Agreement unless the Special Servicing Agreement provides that no Underlying Fund will reimburse transfer agent expenses of a Top-Tier Fund, including out-of-pocket and other expenses, at a rate in excess of the average per account transfer agent expenses of an Underlying Fund, including out-of-pocket and other expenses, expressed as a basis point charge (for purposes of calculating an Underlying Fund’s average per account transfer agent expense, the Top-Tier Funds’ investment in an Underlying Fund will be excluded).

          Notwithstanding the general treatment of transfer agency expenses discussed in the preceding paragraph, certain Underlying Funds may benefit from investment by a Top-Tier Fund to a greater degree than other Underlying Funds, because they experience a higher level of investment and, therefore, have the ability to spread their operating expenses over a larger asset base. As a result, an Underlying Fund will bear non-transfer agency, asset-based expenses of a Top-Tier Fund in proportion to the average daily value of its shares owned by a Top-Tier Fund. In addition, an Underlying Fund will bear any transfer

Page 12 of 29 Sequentially Numbered Pages

agency expenses of a Top-Tier Fund that are assessed as a percentage of net assets in proportion to the average daily value of the Underlying Fund shares owned by the Top-Tier Fund.

          To the extent Underlying Fund Payments are treated, in whole or in part, as a class expense of an Underlying Fund, or are used to pay a class-based expense of a Top-Tier Fund, conditions 1 through 5 below must be met with respect to each class of a Fund as well as the Fund as a whole.

          No Fund will enter into the Special Servicing Agreement unless the Special Servicing Agreement (1) precisely describes the services provided to the Top-Tier Funds and the Underlying Fund Payments; (2) provides that no affiliated person of the Top-Tier Funds, or affiliated person of such person, will receive, directly or indirectly, any portion of the Underlying Fund Payments; (3) provides that the Underlying Fund Payments may not exceed the amount of actual expenses incurred by the Top-Tier Funds; (4) provides that no Underlying Fund will reimburse transfer agent expenses of a Top-Tier Fund, including out-of-pocket and other expenses, at a rate in excess of the average per account transfer agent expenses of an Underlying Fund, including out-of-pocket and other expenses, expressed as a basis point charge (for purposes of calculating an Underlying Fund’s average per account transfer agent expense, the Top-Tier Funds’ investment in an Underlying Fund will be excluded); and (5) has been approved by the Fund’s Board including a majority of the Independent Trustees, as being in the best interests of the Fund and its shareholders and not involving overreaching on the part of any person concerned.

          In approving the Special Servicing Agreement, the Board of an Underlying Fund will consider, without limitation: (1) the reasons for an Underlying Fund’s entering into the Special Servicing Agreement; (2) information quantifying the Underlying Fund Benefits; (3) the extent to which investors in a Top-Tier Fund could have purchased shares of an Underlying Fund; (4) the extent to which an investment in a Top-Tier Fund represents or would represent a consolidation of accounts in the Underlying Funds, through exchanges or otherwise, or a reduction in the rate of increase in the number of accounts in the Underlying Funds; (5) the extent to which the expense ratio of an Underlying Fund was reduced following investment in an Underlying Fund by a Top-Tier Fund and the reasonably foreseeable

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effects of the investment by a Top-Tier Fund on an Underlying Fund’s expense ratio; (6) the reasonably foreseeable effects of participation in the Special Servicing Agreement on an Underlying Fund’s expense ratio; and (7) any conflicts of interest that Advisors, any affiliated person of Advisors, or any other affiliated person of an Underlying Fund may have relating to an Underlying Fund’s participation in the Special Servicing Agreement.

          Prior to approving the Special Servicing Agreement on behalf of an Underlying Fund, the Board of an Underlying Fund, including a majority of the Independent Trustees, will determine that: (1) the Underlying Fund Payments under the Special Servicing Agreement are expenses that an Underlying Fund would have incurred if the shareholders of a Top-Tier Fund had instead purchased shares of an Underlying Fund through the same broker-dealer or other financial intermediary; (2) the amount of the Underlying Fund Payments is less than the amount of Underlying Fund Benefits; and (3) by entering into the Special Servicing Agreement, an Underlying Fund is not engaging, directly or indirectly, in financing any activity which is primarily intended to result in the sale of shares issued by an Underlying Fund.

          In addition, as discussed above, Advisors currently has entered into agreements to provide certain expense reimbursement or fee waiver arrangements for the Top-Tier Funds and the Underlying Funds. It is noted that Advisors’ obligations with respect to these expense reimbursement or waiver arrangements may be affected by the relief requested herein. Assuming the expense reimbursement and waiver arrangements are in place at such time as the relief requested herein is granted, the obligations of Advisors to the Top-Tier Funds may be reduced by virtue of the Underlying Fund Payments, and the obligations of Advisors to the Underlying Funds may be increased by virtue of the additional expense borne by those Underlying Funds from the Underlying Fund Payments. Any effect this may have on the obligations of Advisors will be reported to the Board in connection with seeking the Board’s approval for entering into and renewing the Special Servicing Agreement, as described herein.

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          Approval by the Fund’s Board, including a majority of the Independent Trustees, in accordance with conditions 1 through 4 below, will be required at least annually after the Fund’s entering into a Special Servicing Agreement and prior to any material amendment to a Special Servicing Agreement.

IV.	ANALYSIS OF PROPOSED TRANSACTION AND APPLICABLE LAW

	A.	Legal Framework

		1.	Section 17(d) and Rule 17d-1

Section 17(d) of the Act provides:

It shall be unlawful for any affiliated person of or principal underwriter for a registered investment company..., or any affiliated person of such a person or principal underwriter, acting as principal to effect any transaction in which such registered company, or a company controlled by such registered company, is a joint or a joint and several participant with such person, principal underwriter, or affiliated person, in contravention of such rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by such registered or controlled company on a basis different from or less advantageous than that of such other participant.

          Rule 17d-1(a) provides for the prohibition of certain transactions in connection with a joint enterprise or other joint arrangement or profit-sharing plan and for the submission of applications to the Commission for orders granting permission for such transactions. Specifically, Rule 17d-1(b) provides that:

In passing upon such applications, the Commission will consider whether the participation of such registered or controlled company in such joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

          Advisors, as investment adviser, is an affiliated person of each of the Top-Tier Funds and Underlying Funds, which in turn could be deemed to be under common control of Advisors and therefore affiliated persons of each other (which is not conceded herein but assumed for purposes of this Application). The Top-Tier Funds and the Underlying Funds also may be affiliated persons by virtue of a Top-Tier Fund’s ownership of more than 5% of the outstanding voting securities of an Underlying Fund.

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Consequently, the Special Servicing Agreement could be deemed to be a joint transaction among the Top-Tier Funds, the Underlying Funds and Advisors.

          Applicants believe that the proposed expense sharing arrangements are structured to assure that the participation of the Top-Tier Funds, the Underlying Funds and Advisors is consistent with the provisions, policies and purposes of the Act. Applicants further believe that the terms of the Special Servicing Agreement and the conditions set forth below will ensure that no participant will participate on a basis less advantageous from that of the other participants. Therefore, Applicants request that the Commission issue an order under Rule 17d-1 permitting the proposed expense sharing arrangements.

          Based on fund expense experience and conservative projections as to the expected long-term investment nature of the Top-Tier Funds’ shareholders, it is expected that the Top-Tier Funds will generate Underlying Fund Benefits. Such Underlying Fund Benefits are due primarily to the greatly reduced variable (shareholder servicing) expenses and trading activity which result from the incremental increase in assets resulting from investments in the Underlying Funds by the Top-Tier Funds, and the large asset size of each shareholder account that represents an investment by a Top-Tier Fund relative to other shareholder accounts. The Special Servicing Agreement is intended to rationalize the allocation of expenses between the Top-Tier Funds and the Underlying Funds in light of the substantial benefits that the Underlying Funds realize as a result of the investment by the Top-Tier Funds.

          The Top-Tier Funds and the Underlying Funds will participate in the arrangement on the same, or substantially the same, basis. The terms of the Special Servicing Agreement and the conditions of the requested order will serve to ensure that there is a direct connection between the expense reductions to the Underlying Funds and the expenses borne by the Underlying Funds under the Special Servicing Agreement. Under the Special Servicing Agreement, the Underlying Funds will bear the expenses of the Top-Tier Funds (excluding any management, 12b-1 plan or class-specific administrative service fees) only to the extent that: (1) the Underlying Fund Payments are expenses that an Underlying Fund would have incurred if the shareholders of the Top-Tier Funds had instead purchased shares of an Underlying

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Fund through the same broker-dealer or other financial intermediary; (2) the Underlying Fund Payments may not exceed the amount of actual expenses incurred by the Top-Tier Funds; and (3) no Underlying Fund will reimburse transfer agent expenses of a Top-Tier Fund, including out-of-pocket and other expenses, at a rate in excess of the average per account transfer agent expenses of an Underlying Fund, including out-of-pocket and other expenses, expressed as a basis point charge (for purposes of calculating an Underlying Fund’s average per account transfer agent expense, the Top-Tier Funds’ investment in an Underlying Fund will be excluded). Finally, the Underlying Fund Payments will be subject to review and approval by that Underlying Fund’s Board, including a majority of the Independent Trustees.

          Participation of Advisors in the expense sharing arrangement will not be on a basis more advantageous than that of the Top-Tier Funds or the Underlying Funds. In particular, the Special Servicing Agreement will provide that no affiliated person of a Top-Tier Fund, or affiliated person of such person, will receive, directly or indirectly, any portion of the Underlying Fund Payments. In addition, the Board of an Underlying Fund, in approving a Special Servicing Agreement will consider any conflicts of interest that Advisors, any affiliated person of Advisors, or any other affiliated person of an Underlying Fund may have relating to an Underlying Fund’s participation in the Special Servicing Agreement.

               2.          Applicable Precedent

          The proposed expense sharing arrangements described in this Application are within applicable precedent. The Commission has granted relief similar to that sought in this Application.7

[7]

See, e.g., In the matter of Forward Funds and Forward Management, Investment Company Act Release Nos. 28640 (Mar. 3, 2009) (notice) and 28682 (Mar. 30, 2009) (order); In the matter of Franklin Templeton Fund Allocator Series, et al., Investment Company Act Release Nos. 28574 (Dec. 29, 2008) (notice) and 28608 (Jan. 26, 2009) (order); In the matter of MFS Series Trust X, Investment Company Act Release Nos. 27662 (Jan. 17, 2007) (notice) and 27698 (Feb. 13, 2007) (order); In the matter of Accessor Funds, Inc. and Accessor Capital Management LP, Investment Company Act Release Nos. 25118 (Aug. 21, 2001) (notice) and 25159 (Sept. 18, 2001) (order); Frank Russell Investment Company, et al., Investment Company Act

footnote continued on next page

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V.      CONDITIONS

          Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.       No Fund will enter into a Special Servicing Agreement unless the Special Servicing Agreement:

          (a) precisely describes the services provided to the Top-Tier Funds and the Underlying Fund Payments;

          (b) provides that no affiliated person of the Top-Tier Funds, or affiliated person of such person, will receive, directly or indirectly, any portion of the Underlying Fund Payments;

          (c) provides that the Underlying Fund Payments may not exceed the amount of actual expenses incurred by the Top-Tier Funds;

          (d) provides that no Underlying Fund will reimburse transfer agent expenses of a Top-Tier Fund, including out-of-pocket and other expenses, at a rate in excess of the average per account transfer agent expenses of an Underlying Fund, including out-of-pocket and other expenses, expressed as a basis point charge (for purposes of calculating an Underlying Fund’s average per account transfer agent expense, the Top-Tier Funds’ investment in an Underlying Fund will be excluded); and

          (e) has been approved by the Fund’s Board, including a majority of the Independent Trustees, as being in the best interests of the Fund and its shareholders and not involving overreaching on the part of any person concerned.

2.       In approving a Special Servicing Agreement, the Board of an Underlying Fund will consider, without limitation:

Release Nos. 23635 (Jan. 7, 1999) (notice) and 23676 (Feb. 2, 1999) (order); Mitchell Hutchins Portfolios, Investment Company Act Release Nos. 23197 (May 20, 1998) (notice) and 23252 (June 16, 1998) (order); In the matter of New England Funds, L.P., et al., Investment Company Act Release Nos. 23116 (Apr. 15, 1998) (notice) and 23181 (May 12, 1998) (order).

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          (a) the reasons for an Underlying Fund’s entering into the Special Servicing Agreement;

          (b) information quantifying the Underlying Fund Benefits;

          (c) the extent to which investors in a Top-Tier Fund could have purchased shares of an Underlying Fund;

          (d) the extent to which an investment in a Top-Tier Fund represents or would represent a consolidation of accounts in the Underlying Funds, through exchanges or otherwise, or a reduction in the rate of increase in the number of accounts in the Underlying Funds;

          (e) the extent to which the expense ratio of an Underlying Fund was reduced following investment in an Underlying Fund by a Top-Tier Fund and the reasonably foreseeable effects of the investment by a Top-Tier Fund on an Underlying Fund’s expense ratio;

          (f) the reasonably foreseeable effects of participation in the Special Servicing Agreement on an Underlying Fund’s expense ratio; and

          (g) any conflicts of interest that Advisors, any affiliated person of Advisors, or any other affiliated person of an Underlying Fund may have relating to an Underlying Fund’s participation in the Special Servicing Agreement.

3.       Prior to approving a Special Servicing Agreement on behalf of an Underlying Fund, the Board of an Underlying Fund, including a majority of Independent Trustees, will determine that:

          (a) the Underlying Fund Payments under the Special Servicing Agreement are expenses that an Underlying Fund would have incurred if the shareholders of a Top-Tier Fund had instead purchased shares of an Underlying Fund through the same broker-dealer or other financial intermediary;

          (b) the amount of the Underlying Fund Payments is less than the amount of Underlying Fund Benefits; and

          (c) by entering into the Special Servicing Agreement, an Underlying Fund is not engaging, directly or indirectly, in financing any activity which is primarily intended to result in the sale of shares issued by an Underlying Fund.

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4.           In approving a Special Servicing Agreement, the Board of a Fund will request and evaluate, and Advisors will furnish, such information as may reasonably be necessary to evaluate the terms of the Special Servicing Agreement and the factors set forth in condition 2 above, and make the determinations set forth in conditions 1 and 3 above.

5.           Approval by the Fund’s Board, including a majority of the Independent Trustees, in accordance with conditions 1 through 4 above, will be required at least annually after the Fund’s entering into a Special Servicing Agreement and prior to any material amendment to a Special Servicing Agreement.

6.           To the extent Underlying Fund Payments are treated, in whole or in part, as a class expense of an Underlying Fund, or are used to pay a class-based expense of a Top-Tier Fund, conditions 1 through 5 above must be met with respect to each class of a Fund as well as the Fund as a whole.

7.           Each Fund will maintain and preserve the Board’s findings and determinations set forth in conditions 1 and 3 above, and the information and considerations on which they were based, for the duration of the Special Servicing Agreement, and for a period not less than six years thereafter, the first two years in an easily accessible place.

VI.     REQUEST FOR ORDER

          Based on the foregoing, the Applicants respectfully request an order from the Commission, pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder, permitting Applicants to participate in the expense sharing arrangement described herein.

VII.     EXHIBITS TO APPLICATION

          The following materials are filed herewith and are made a part of this Application:

Designation	Description

Exhibit A	Authorization of TIAA-CREF Funds for filing of Application pursuant to paragraph (c)(1) of Rule 0-2.

Exhibit A-1	Authorization of Teachers Advisors, Inc. for filing of Application pursuant to paragraph (c)(1) of Rule 0-2.

Page 20 of 29 Sequentially Numbered Pages

Exhibit A-2	Authorization of Teachers Personal Investors Services, Inc. for filing of Application pursuant to paragraph (c)(1) of Rule 0-2.

Exhibit B	Verification of Vice President and Corporate Secretary of TIAA-CREF Funds for filing of Application pursuant to paragraph (d) of Rule 0-2.

Exhibit B-1	Verification of President and Chief Executive Officer of Teachers Advisors, Inc. pursuant to paragraph (d) of Rule 0-2.

Exhibit B-2	Verification of President of Teachers Personal Investors Services, Inc. pursuant to paragraph (d) of Rule 0-2.

VIII.     COMMUNICATIONS

          Pursuant to Rule 0-2(f) under the Act, Applicants state that their address is 730 Third Avenue, New York, New York 10017. Please direct any questions and send copies of communications to this Application to:

Stewart P. Greene, Esq.
TIAA-CREF
730 Third Avenue
New York, New York 10017-3206
(212) 490-9000

with copies of any written communication to:

Jeffrey S. Puretz, Esq.
Dechert LLP
1775 I Street, N.W.
Washington, D.C. 20006-2401
(202) 261-3358

          It is requested that the Commission issue the requested order pursuant to Rule 0-5 under the Act without conducting a hearing.

IX.     AUTHORIZATION

          Pursuant to Rule 0-2(c) under the Act, the Applicants hereby state that the Board of each Fund and the boards of directors of Advisors and TPIS have duly authorized any officer of the respective Applicants to prepare or cause to be prepared, and to execute and file with the Commission an Application or any amendment thereto pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder for

Page 21 of 29 Sequentially Numbered Pages

an Order permitting the proposed expense sharing arrangements described in this Application. All requirements for the execution and filing of this Application in the name and on behalf of the Trust, Advisors and TPIS by the undersigned officers of the Trust, Advisors and TPIS have been complied with and each such officer is fully authorized to do so.

          This Application has been duly executed this 24th day of September, 2010, by the undersigned.

TIAA-CREF FUNDS
on behalf of its series:
LIFECYCLE 2010 FUND
LIFECYCLE 2015 FUND
LIFECYCLE 2020 FUND
LIFECYCLE 2025 FUND
LIFECYCLE 2030 FUND
LIFECYCLE 2035 FUND
LIFECYCLE 2040 FUND
LIFECYCLE 2045 FUND
LIFECYCLE 2050 FUND
LIFECYCLE RETIREMENT INCOME FUND
LIFECYCLE INDEX 2010 FUND
LIFECYCLE INDEX 2015 FUND
LIFECYCLE INDEX 2020 FUND
LIFECYCLE INDEX 2025 FUND
LIFECYCLE INDEX 2030 FUND
LIFECYCLE INDEX 2035 FUND
LIFECYCLE INDEX 2040 FUND
LIFECYCLE INDEX 2045 FUND
LIFECYCLE INDEX 2050 FUND
LIFECYCLE INDEX RETIREMENT INCOME FUND
MANAGED ALLOCATION FUND
BOND FUND
BOND INDEX FUND
BOND PLUS FUND
EMERGING MARKETS EQUITY FUND
EMERGING MARKETS EQUITY INDEX FUND
ENHANCED INTERNATIONAL EQUITY INDEX FUND
ENHANCED LARGE-CAP GROWTH INDEX FUND
ENHANCED LARGE-CAP VALUE INDEX FUND
EQUITY INDEX FUND
GROWTH & INCOME FUND
HIGH-YIELD FUND
INFLATION-LINKED BOND FUND
INTERNATIONAL EQUITY FUND
INTERNATIONAL EQUITY INDEX FUND
LARGE-CAP GROWTH FUND
LARGE-CAP VALUE FUND
MID-CAP GROWTH FUND
MID-CAP VALUE FUND

Page 22 of 29 Sequentially Numbered Pages

MONEY MARKET FUND
REAL ESTATE SECURITIES FUND
SHORT-TERM BOND FUND
SMALL-CAP EQUITY FUND

By:	/s/ Rachael M. Zufall

Name: Rachael M. Zufall
Title: Assistant Secretary

TEACHERS ADVISORS, INC.

By:	/s/ Phillip G. Goff

Name: Phillip G. Goff
Title: Funds Treasurer

TEACHERS PERSONAL INVESTORS SERVICES, INC.

By:	/s/ Keith H. Rauschenbach

Name: Keith H. Rauschenbach
Title: President

Page 23 of 29 Sequentially Numbered Pages

EXHIBIT A

OFFICER’S CERTIFICATE

TIAA-CREF FUNDS

          The undersigned, being the Senior Vice President and Corporate Secretary of TIAA-CREF Funds, a Delaware statutory trust (the “Trust”), hereby certifies that the following is a complete, true and correct copy of the resolutions duly adopted by the Board of Trustees of the Trust on the 20th day of July, 2010, and that such resolutions have not been altered, amended or rescinded and are in full force and effect as of the date hereof:

          RESOLVED, that, as presented at the meeting, on behalf of the TCF Lifecycle Funds, the TCF Lifecycle Index Funds, the TCF Managed Allocation Fund and any future affiliated funds of funds of either TCF or TCLF (collectively, the “Funds-of-Funds”) and the affected underlying TCF or TCLF series in which the Funds-of-Funds may invest (both currently and prospectively) (the “Underlying Funds”), effective after obtaining the required exemptive relief from the Securities and Exchange Commission (“SEC”) and, if necessary, a private letter ruling from the Internal Revenue Service (“IRS”), the Funds-of-Funds will charge the Underlying Funds for a pro rata portion of certain of the Funds-of-Funds’ expenses (as specified in the materials) and in an agreement approved by the Board, based upon the amounts each Fund-of-Funds has invested in each Underlying Fund; and further

          RESOLVED, that, the officers of TCF and TCLF are hereby authorized, on behalf of both the Funds-of-Funds and the Underlying Funds, to prepare and file an application for exemption from various provisions of the securities laws with the SEC to permit the charging of certain Funds-of-Funds’ expenses to the Underlying Funds, and to take all other actions necessary to implement this arrangement once such exemptive relief is received; and further

          RESOLVED, that, the officers of TCF and TCLF are hereby authorized, if necessary, on behalf of both the Funds-of-Funds and the Underlying Funds, to prepare and request a private letter ruling from the IRS to permit the charging of certain Funds-of-Funds’ expenses to the Underlying Funds, and to take all other actions necessary to implement this arrangement once such ruling is received.

IN WITNESS WHEREOF, I have signed this Certificate on behalf of the Trust as of this 9th day of September, 2010.

By:	/s/ William J. Mostyn

Name: William J. Mostyn
Title: Corporate Secretary

Page 24 of 29 Sequentially Numbered Pages

EXHIBIT A-1

OFFICER’S CERTIFICATE

TEACHERS ADVISORS, INC.

          The undersigned, being an Officer of Teachers Advisors, Inc., a Delaware corporation (the “Corporation”), hereby certifies that the following is a complete, true and correct copy of the resolution duly adopted by the Board of Directors of the Corporation on the 17th day of September, 2010, and that such resolution has not been altered, amended or rescinded and are in full force and effect as of the date hereof:

          RESOLVED, that, the officers of Teachers Advisors, Inc. (“Advisors”) are hereby authorized, on behalf of Advisors, to prepare and file an application for exemption from various provisions of the securities laws with the SEC that would permit the TCF Lifecycle Funds, the TCF Lifecycle Index Funds and the TCF Managed Allocation Fund (collectively, the “Funds-of-Funds”) to charge the affected underlying TCF series in which the Funds-of-Funds invest (the “Underlying Funds”) for a pro rata portion of certain of the Funds-of-Funds expenses (as specified in the materials) based upon the amounts each Fund-of-Funds has invested in each Underlying Fund.

          IN WITNESS WHEREOF, I have signed this Certificate on behalf of the Corporation as of this 20th day of September, 2010.

By:	/s/ Phillip G. Goff

Name: Phillip G. Goff
Title: Funds Treasurer

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EXHIBIT A-2

OFFICER’S CERTIFICATE

TEACHERS PERSONAL INVESTORS SERVICES, INC.

          The undersigned, being the President of Teachers Personal Investors Services, Inc., a Delaware corporation (the “Corporation”), hereby certifies that the following is a complete, true and correct copy of the resolution duly adopted by the Board of Directors of the Corporation on the 17th day of September, 2010, and that such resolution has not been altered, amended or rescinded and are in full force and effect as of the date hereof:

          RESOLVED, that, the officers of Teachers Personal Investors Services, Inc. (“TPIS”) are hereby authorized, on behalf of TPIS, to prepare and file an application for exemption from various provisions of the securities laws with the SEC that would permit the TCF Lifecycle Funds, the TCF Lifecycle Index Funds and the TCF Managed Allocation Fund (collectively, the “Funds-of-Funds”) to charge the affected underlying TCF series in which the Funds-of-Funds invest (the “Underlying Funds”) for a pro rata portion of certain of the Funds-of-Funds expenses (as specified in the materials) based upon the amounts each Fund-of-Funds has invested in each Underlying Fund.

          IN WITNESS WHEREOF, I have signed this Certificate on behalf of the Corporation as of this 20th day of September, 2010.

By:	/s/ Keith H. Rauschenbach

Name: Keith H. Rauschenbach
Title: President

Page 26 of 29 Sequentially Numbered Pages

EXHIBIT B

VERIFICATION

          The undersigned states that she has duly executed the attached Application dated September 24, 2010 for and on behalf of TIAA-CREF Funds; that she is the Assistant Secretary of such company; and that all action by the shareholders, trustees and other bodies thereof necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

TIAA-CREF FUNDS

By:	/s/ Rachael M. Zufall

Name: Rachael M. Zufall
Title: Assistant Secretary

Page 27 of 29 Sequentially Numbered Pages

EXHIBIT B-1

VERIFICATION

          The undersigned states that he has duly executed the attached Application dated September 24, 2010 for and on behalf of Teachers Advisors, Inc.; that he is an Officer of such company; and that all action by the shareholders, directors and other bodies thereof necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

TEACHERS ADVISORS, INC.

By:	/s/ Phillip G. Goff

Name: Phillip G. Goff
Title: Funds Treasurer

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EXHIBIT B-2

VERIFICATION

          The undersigned states that he has duly executed the attached Application dated September 24, 2010 for and on behalf of Teachers Personal Investors Services, Inc.; that he is the President of such company; and that all action by the shareholders, directors and other bodies thereof necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

TEACHERS PERSONAL INVESTORS SERVICES, INC.

By:	/s/ Keith H. Rauschenbach

Name: Keith H. Rauschenbach
Title: President

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